February 20, 2020

VIA EDGAR

Ms. Anuja A. Majmudar

Attorney-Advisor, Division of Corporation Finance, Office of Energy & Transportation

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Expedia Group, Inc.

Registration Statement on Form S-4; File No. 333-234777

Request for Acceleration

Dear Ms. Majmudar:

In accordance with Rules 460 and 461 under the Securities Act of 1933, as amended, Expedia Group, Inc. hereby requests that its Registration Statement on Form S-4 filed with the Securities and Exchange Commission on November 19, 2019 (File No. 333-234777), as amended by Amendment No. 1 to its Registration Statement on Form S-4, filed on November 27, 2019, and as amended by Amendment No. 2 to its Registration Statement on Form S-4, filed on February 14, 2020, be made effective at 4:00 p.m. New York City time on February 24, 2020, or as soon as possible thereafter.

Please contact Kathryn Gettles-Atwa of Wachtell, Lipton, Rosen & Katz at (212) 403-1142 or by email at KGettles-Atwa@wlrk.com with any questions you may have concerning this request. In addition, please notify Ms. Gettles-Atwa when this request for acceleration has been granted.

[SIGNATURE PAGE FOLLOWS]

EXPEDIA GROUP, INC.

By:	/s/ Robert J. Dzielak
Name:	Robert J. Dzielak
Title:	Chief Legal Officer and Secretary

cc:	Joshua A. Feltman, Wachtell, Lipton, Rosen & Katz

Kathryn Gettles-Atwa, Wachtell, Lipton, Rosen & Katz